UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 12, 2026

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-278551) of ArcelorMittal and the Prospectuses incorporated therein. ArcelorMittal is providing on this Form 6-K its results for the first quarter of 2026 in a format for incorporation by reference into a registration statement.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	ArcelorMittal’s Results for the First Quarter of 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: May 12, 2026

By: /s/ Henk Scheffer

Name: Henk Scheffer

Title: Company Secretary & Group Compliance & Data Protection Officer